United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
August 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ✓ Form 40-F
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes       No ✓
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes       No ✓
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes       No ✓
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

EXPLANATORY NOTE
This report on Form 6-K/A amends and restates in its entirety the Form 6-K (SEC Accession No. 0000950123-05-009894) filed by the registrant on August 12, 2005.

2Q05 Financial Pages (US GAAP F Pages)
Signatures

This report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01 and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867 and shall be deemed to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Page
Condensed Consolidated Balance Sheets as of June 30, 2005 and December 31, 2004	F-3

Condensed Consolidated Statements of Income for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six-month periods ended June 30, 2005 and 2004	F-5

Condensed Consolidated Statements of Cash Flows for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six-month periods ended June 30, 2005 and 2004	F-6

Condensed Consolidated Statements of Changes in Stockholders’ Equity for the three-month periods ended June 30, 2005 and 2004 and March 31, 2005 and for the six- month periods ended June 30, 2005 and 2004
F-7

Notes to the Condensed Consolidated Financial Information	F-8

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	June 30,	December 31,
	2005	2004
	(unaudited)
Assets

Current assets

Cash and cash equivalents	956	1,249
Accounts receivable, net
Related parties	252	124
Unrelated parties	1,486	905
Loans and advances to related parties	82	56
Inventories	1,033	849
Deferred income tax	215	203
Recoverable taxes	250	285
Others	360	219

	4,634	3,890

Property, plant and equipment, net	11,514	9,063

Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	1,508	1,159

Other assets
Goodwill on acquisition of subsidiaries	546	486
Loans and advances
Related parties	44	55
Unrelated parties	58	56
Prepaid pension cost	248	170
Deferred income tax	33	70
Judicial deposits	622	531
Unrealized gain on derivative instruments	2	4
Others	358	231

	1,911	1,603

TOTAL	19,567	15,715

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)
(Continued)

	June 30,	December 31,
	2005	2004
	(unaudited)
Liabilities and stockholders’ equity

Current liabilities

Suppliers	971	689
Payroll and related charges	132	141
Interest attributed to stockholders	16	11
Current portion of long-term debt — unrelated parties	685	730
Short-term debt	346	74
Loans from related parties	50	52
Provision for taxes	382	459
Provision for operational expenses	157	64
Others	263	235

	3,002	2,455

Long-term liabilities
Employees post-retirement benefits	229	215
Long-term debt — unrelated parties	3,072	3,214
Loans from related parties	15	18
Provisions for contingencies (Note 9)	1,318	914
Unrealized loss on derivative instruments	115	236
Provisions for environmental liabilities	159	134
Others	339	350

	5,247	5,081

Minority interests	1,069	788

Stockholders’ equity
Preferred class A stock - 1,800,000,000 no-par-value shares authorized and 415,727,739	2,150	1,176
Common stock - 900,000,000 no-par-value shares authorized and 749,949,429 issued	3,806	2,121
Treasury stock - 11,803 (2004 - 11,951) preferred and 14,145,510 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive loss	(2,744)	(3,774)
Appropriated retained earnings	1,829	4,143
Unappropriated retained earnings	4,798	3,315

	10,249	7,391

TOTAL	19,567	15,715

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month			Six-month periods
	periods ended			ended June 30
	June	March	June
	30, 2005	31, 2005	30, 2004	2005	2004
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals	3,077	1,748	1,520	4,825	2,774
Revenues from logistic services	316	232	220	548	411
Aluminum products	327	346	289	673	569
Other products and services	1	2	4	3	10

	3,721	2,328	2,033	6,049	3,764

Value-added tax	(185)	(115)	(113)	(300)	(188)

Net operating revenues	3,536	2,213	1,920	5,749	3,576

Operating costs and expenses
Cost of ores and metals sold	(1,134)	(912)	(647)	(2,046)	(1,290)
Cost of logistic services	(169)	(143)	(117)	(312)	(232)
Cost of aluminum products	(203)	(191)	(143)	(394)	(290)
Others	(2)	(1)	(5)	(3)	(8)

	(1,508)	(1,247)	(912)	(2,755)	(1,820)
Selling, general and administrative expenses	(135)	(113)	(106)	(248)	(207)
Research and development	(54)	(34)	(27)	(88)	(50)
Employee profit sharing plan	(24)	(17)	(17)	(41)	(30)
Others	(44)	(7)	(26)	(51)	(54)

	(1,765)	(1,418)	(1,088)	(3,183)	(2,161)

Operating income	1,771	795	832	2,566	1,415

Non-operating income (expenses)
Financial income	27	29	19	56	31
Financial expenses	(51)	(92)	(106)	(143)	(248)
Foreign exchange and monetary gains (losses), net	304	(2)	(245)	302	(287)

	280	(65)	(332)	215	(504)

Income before income taxes, equity results and minority interests	2,051	730	500	2,781	911

Income taxes
Current	(330)	(160)	(41)	(490)	(138)
Deferred	(107)	47	(23)	(60)	9

	(437)	(113)	(64)	(550)	(129)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	220	133	150	353	236

Minority interests	(204)	(52)	(82)	(256)	(109)

Net income	1,630	698	504	2,328	909

Income available to preferred stockholders	588	252	182	840	328
Income available to common stockholders	1,042	446	322	1,488	581

Basic and diluted earnings per Preferred Class A Share	1.41	0.61	0.44	2.02	0.79
Basic and diluted earnings per Common Share	1.41	0.61	0.44	2.02	0.79

Weighted average number of shares outstanding (thousands of shares)
Preferred Class A shares	415,716	415,716	415,713	415,716	415,713
Common shares	735,804	735,804	735,804	735,804	735,804
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

				Six-month periods
	Three-month periods ended			ended June 30
	June	March	June
	30,2005	31,2005	30,2004	2005	2004
Cash flows from operating activities:
Net income	1,630	698	504	2,328	909
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	136	129	79	265	178
Dividends received	126	69	60	195	121
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(220)	(133)	(150)	(353)	(236)
Deferred income taxes	107	(47)	23	60	(9)
Provisions for other contingencies	(8)	(3)	—	(11)	—
Impairment of property, plant and equipment	12	4	—	16	—
Foreign exchange and monetary losses (gains)	(298)	27	291	(271)	336
Net unrealized derivative losses (gains)	(85)	(5)	(22)	(90)	32
Minority interests	204	52	82	256	109
Interest payable, net	38	(2)	27	36	13
Others	(63)	(17)	27	(80)	9
Decrease (increase) in assets:
Accounts receivable	(472)	(92)	(132)	(564)	(155)
Inventories	(50)	(20)	(67)	(70)	(82)
Others	(187)	(74)	67	(261)	42
Increase (decrease) in liabilities:
Suppliers	142	45	(59)	187	(84)
Payroll and related charges	13	(35)	(18)	(22)	(21)
Taxes payable	325	(79)	—	246	—
Others	76	(86)	(12)	(10)	135

Cash provided by operating activities	1,426	431	700	1,857	1,297

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	(27)	—	(6)	(27)	(6)
Repayments	22	3	5	25	46
Others	—	1	4	1	19
Guarantees and deposits	(3)	(17)	(18)	(20)	(42)
Additions to investments	(90)	(1)	(6)	(91)	(15)
Additions to property, plant and equipment	(777)	(661)	(416)	(1,438)	(797)
Proceeds Others from disposals of property, plant and equipment	1	2	—	3	—

Cash used in investing activities	(874)	(673)	(437)	(1,547)	(795)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	216	21	(44)	237	—
Loans
Related parties
Additions	3	4	3	7	6
Repayments	(9)	(17)	(1)	(26)	(7)
Issuances of long-term debt
Related parties	11	4	—	15	—
Others	114	235	227	349	892
Repayments of long-term debt
Others	(432)	(156)	(201)	(588)	(671)
Interest attributed to stockholders	(500)	—	(269)	(500)	(269)

Cash provided by (used in) financing activities	(597)	91	(285)	(506)	(49)

Increase (decrease) in cash and cash equivalents	(45)	(151)	(22)	(196)	453
Effect of exchange rate changes on cash and cash equivalents	(121)	24	(2)	(97)	(5)
Initial cash in new consolidated subsidiary	—	—	—	—	26
Cash and cash equivalents, beginning of period	1,122	1,249	1,083	1,249	585

Cash and cash equivalents, end of period	956	1,122	1,059	956	1,059

Cash paid during the period for:
Interest on short-term debt	—	—	—	—	(2)
Interest on long-term debt	(35)	(82)	(51)	(117)	(131)
Income tax	(171)	(79)	—	(250)	—
Non-cash transactions
Interest capitalized	(9)	(15)	(6)	(24)	(11)
Income tax paid with credits	(53)	(27)	(64)	(80)	(61)
See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three-month periods ended			Six-month periods ended June 30
	June	March	June
	30, 2005	31, 2005	30, 2004	2005	2004
Preferred class A stock (including three special shares)
Beginning of the period	1,176	1,176	1,055	1,176	1,055
Transfer from appropriated retained earnings	974	—	121	974	121

End of the period	2,150	1,176	1,176	2,150	1,176

Common stock
Beginning of the period	2,121	2,121	1,902	2,121	1,902
Transfer from appropriated retained earnings	1,685	—	219	1,685	219

End of the period	3,806	2,121	2,121	3,806	2,121

Treasury stock

End of the period	(88)	(88)	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498	498	498

Other cumulative comprehensive loss
Cumulative translation adjustments
Beginning of the period	(3,891)	(3,869)	(4,480)	(3,869)	(4,449)
Change in the period	1,032	(22)	(277)	1,010	(308)

End of the period	(2,859)	(3,891)	(4,757)	(2,859)	(4,757)

Unrealized gain on available-for-sale securities
Beginning of the period	116	95	77	95	74
Change in the period	(1)	21	(16)	20	(13)

End of the period	115	116	61	115	61

Total other cumulative comprehensive loss	(2,744)	(3,775)	(4,696)	(2,744)	(4,696)

Appropriated retained earnings
Beginning of the period	4,126	4,143	3,016	4,143	3,035
Transfer (to) from retained earnings	362	(17)	(175)	345	(194)
Transfer to capital stock	(2,659)	—	(340)	(2,659)	(340)

End of the period	1,829	4,126	2,501	1,829	2,501

Retained earnings
Beginning of the period	4,030	3,315	3,119	3,315	2,857
Net income	1,630	698	504	2,328	909
Interest attributed to stockholders
Preferred class A stock	(180)	—	(48)	(180)	(106)
Common stock	(320)	—	(83)	(320)	(187)
Appropriation (to) from reserves	(362)	17	175	(345)	194

End of the period	4,798	4,030	3,667	4,798	3,667

Total stockholders’ equity	10,249	8,088	5,179	10,249	5,179

Comprehensive income is comprised as follows:
Net income	1,630	698	504	2,328	909
Cumulative translation adjustments	1,032	(22)	(277)	1,010	(308)
Unrealized gain on available-for-sale securities	(1)	21	(16)	20	(13)

Total comprehensive income	2,661	697	211	3,358	588

Shares
Preferred class A stock (including three special shares)	415,727,739	415,727,739	415,727,739	415,727,739	415,727,739
Common stock	749,949,429	749,949,429	749,949,429	749,949,429	749,949,429
Treasury stock (1)
Beginning of the period	(14,157,325)	(14,157,461)	(14,158,059)	(14,157,461)	(14,158,059)
Sales	12	136	—	148	—

End of the period	(14,157,313)	(14,157,325)	(14,158,059)	(14,157,313)	(14,158,059)

	1,151,519,855	1,151,519,843	1,151,519,109	1,151,519,855	1,151,519,109

Interest attributed to stockholders (per share)
Preferred class A stock (including three special shares)	0.43	—	0.11	0.43	0.25
Common stock	0.43	—	0.11	0.43	0.25

(1)	As of June 30, 2005, 14,145,510 common shares and 11,803 preferred shares were held in treasury in the amount of US$ 88. The 14,145,510 common shares guarantee a loan of our subsidiary Alunorte.
See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our joint ventures and affiliates are described in Note 7.

The main operating subsidiaries we consolidate are as follows:

		%voting
Subsidiary	% ownership	capital	Head office location	Principal activity
Alumina do Norte do Brasil S.A. — Alunorte (“Alunorte”)	57	61	Brazil	Alumina
Alumínio Brasileiro S.A. — Albras (“Albras”)	51	51	Brazil	Aluminum
CADAM S.A (CADAM) (1)	37	100	Brazil	Kaolin
CVRD Overseas Ltd.	100	100	Cayman Islands	Trading
Ferrovia Centro-Atlântica S. A.	100	100	Brazil	Logistics
Itabira Rio Doce Company Ltd. — ITACO	100	100	Cayman Islands	Trading
Minerações Brasileiras Reunidas S.A. — MBR (2)	56	90	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	100	Brazil	Shipping
Pará Pigmentos S.A. (1)	76	86	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	100	Bahamas	International finance
Rio Doce Manganês S.A.	100	100	Brazil	Manganese and Ferroalloys
Rio Doce Manganèse Europe — RDME	100	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	100	Norway	Ferroalloys
Salobo Metais S.A.	100	100	Brazil	Copper
Urucum Mineração S.A.	100	100	Brazil	Iron ore, Ferroalloys and
				Manganese

(1)	Through Caemi Mineração e Metalurgia S.A. CVRD holds 60.2% of the total capital and 100% of the voting capital.

(2)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.
2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Additionally, variable interest entities in which we are the primary beneficiary (FASB Interpretation FIN No. 46 “Consolidation of Variable Interest Entities (revised December 2003)”) are consolidated as from January 1, 2004. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable.

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.

Investments in unincorporated joint ventures, formed for the purpose of investing in hydroelectric power projects, are proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended June 30, 2005, March 31, 2005 and June 30, 2004 and for the six-month periods ended June 30, 2005 and 2004 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three and six month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2005.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

Exchange rates at June 30, 2005, March 31, 2005 and December 31, 2004 were R$2,3504: US$1.00, R$2,6662: US$1.00 and R$2,6544: US$1.00, respectively.

4	Recently-issued accounting pronouncements

In June 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” which sets reporting of a change in accounting principles or errors. We do not expect FASB No. 154 to have a significant impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FSP FIN 46(R)-5, “Consolidation of Variable Interests Entities” to address whether a reporting enterprise should consider whether it holds an implicit variable interest in a variable interest entity (VIE) or potential VIE when specific conditions exist. We adopted FIN 46R and we do not expect FSP FIN 46(R)-5 to have any impact on our financial position, results of operations or cash flows.

In March 2005, the FASB issued FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” which refers to legal obligation to perform an asset retirement activity. We do not expect FASB Interpretation No. 47 to have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment” which sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans (ESPPs) and provides guidance on accounting for awards to non-employees. Which did not have a significant impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets” an amendment of APB No. 29. We will apply this Statement in the event exchanges of nonmonetary assets occur in fiscal periods beginning after June 15, 2005.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” an amendment of ARB No. 43, Chapter 4 that deals with inventory pricing. We have already adopted this new Statement, which did not have a significant impact on our financial position, results of operations or cash flows.

In September 2004, the FASB issued FSP EITF Issue 03-1-1, which delayed the effective date of paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary

Impairment and Its Application to Certain Investments. We do not expect EITF Issue No. 03-01 to have any impact on our financial position, results of operations or cash flows.

5	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our condensed consolidated financial information is reconciled to the statutory rates as follows:

	Three-month			Six-month periods
	periods ended			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004	2005	2004
Income before income taxes, equity results and minority interests	2,051	730	500	2,781	911

Federal income tax and social contribution expense at statutory enacted rates	(697)	(248)	(171)	(945)	(310)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	131	54	44	185	99
Exempt foreign income (expenses)	82	46	21	128	35
Difference on tax basis of equity investees	(17)	(4)	(16)	(21)	(30)
Tax incentives	59	22	3	81	12
Valuation allowance reversal (provision)	—	—	52	—	52
Other non-taxable gains (losses)	5	17	3	22	13

Federal income tax and social contribution expense in consolidated statements of income	(437)	(113)	(64)	(550)	(129)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás, potash in Sergipe and relative to alumina and aluminum in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. The incentive relating to alumina and potash comprise full income tax exemption on defined production levels which expires in 2010 and 2013, respectively, while the partial exemption incentives relative to aluminum expire in 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

6	Inventories

	June 30,	December
	2005	31, 2004
Finished products
Iron ore and pellets	224	205
Manganese and ferroalloys	164	156
Aluminum	53	54
Alumina	22	20
Kaolin	19	17
Others	31	11
Spare parts and maintenance supplies	520	386

	1,033	849

7	Investments in affiliated companies and joint ventures

	June 30, 2005				Investments		Equity Adjustments					Dividends received
																	Quoted
										Six-month periods					Six-month periods		market
							Three-month periods ended			ended June 30		Three-month periods ended			ended June 30		value
	Participation in		Net	Net income for	June 30,	December	June 30,	March 31,	June 30,			June 30,	March 31,	June 30,			June 30,
	capital (%)		equity	the period	2005	31, 2004	2005	2005	2004	2005	2004	2005	2005	2004	2005	2004	2005
	voting	total
Ferrous
Companhia Nipo-Brasileira de Pelotização — NIBRASCO (2)	51.11	51.00	67	28	34	30	11	2	5	13	7	—	—	—	—	—	n/a
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS (2)	51.00	50.89	82	32	42	26	14	2	3	16	4	3	1	—	4	—	n/a
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	62	33	31	13	14	3	1	17	2	—	—	—	—	—	n/a
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO (2)	51.00	50.90	69	29	35	18	13	1	3	14	4	—	—	—	—	—	n/a
Gulf Industrial Investment Company — GIIC	50.00	50.00	139	70	70	45	23	12	2	35	6	11	—	1	11	7	n/a
SAMARCO Mineração S.A. — SAMARCO (3)	50.00	50.00	588	182	340	261	56	34	20	90	45	35	20	30	55	49	n/a
Minas da Serra Geral S.A. — MSG	50.00	50.00	39	(2)	19	18	(4)	—	(2)	(4)	(2)	—	—	—	—	—	n/a
Others	—	—	—	—	26	24	1	(2)	—	(1)	(1)	—	—	—	—	—	n/a

					597	435	128	52	32	180	65	49	21	31	70	56	n/a

Logistics
MRS Logística S.A	37.23	29.35	261	—	75	78	12	10	8	22	14	5	—	—	5	—	n/a
Others	—	—	—	—	—	1	—	—	—	—	—	—	—	—	—	—	n/a

					75	79	12	10	8	22	14	5	—	—	5	—	n/a

Holdings

Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	2,013	864	231	140	57	42	16	99	34	34	—	—	34	13	425
Companhia Siderúrgica de Tubarão — CST (1)			—	—	—	—	—	—	61	—	78	—	—	—	—	—	n/a
California Steel Industries Inc. — CSI	50.00	50.00	324	32	162	149	5	11	15	16	14	—	20	2	20	2	n/a
SIDERAR (cost $15) — available for sale investments	4.85	4.85	—	—	130	110	—	—	—	—	—	—	—	—	—	—	130

					523	399	62	53	92	115	126	34	20	2	54	15	555

Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	362	80	145	171	17	15	14	32	25	30	28	20	58	41	n/a
Valesul Alumínio S.A. — VALESUL	54.51	54.51	114	7	62	55	1	3	4	4	7	8	—	7	8	9	n/a

					207	226	18	18	18	36	32	38	28	27	66	50	n/a

Coal
Henan Longyu Resources Co. Ltd(4)	—	—	—	—	86	—	—	—	—	—	—	—	—	—	—	—	n/a
Shandong Yankuang International Company Ltd(4)	—	—	—	—	10	10	—	—	—	—	—	—	—	—	—	—	n/a

					96	10	—	—	—	—	—	—	—	—	—	—	n/a

Other affiliates and joint ventures	—	—	—	—	10	10	—	—	—	—	(1)	—	—	—	—	—	n/a

					836	645	80	71	110	151	157	72	48	29	120	65	555

Total					1,508	1,159	220	133	150	353	236	126	69	60	195	121	555

(1)	During 2004 we sold its interest in CST;

(2)	We held a majority of the voting power of several entities that were accounted for under the equity method in accordance with EITF 96-16 due to veto rights held by minority under shareholders agreements;

(3)	Investment includes goodwill of US$45 in periods presented;

(4)	Preoperating investiments.

8	Pension costs

				Six-month periods
	Three month periods ended			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004 (*)	2005	2004 (*)
Service cost — benefits earned during the period	1	—	—	1	1
Interest cost on projected benefit obligation	60	56	47	116	94
Expected return on assets	(75)	(69)	(53)	(144)	(106)
Amortization of initial transitory obligation	2	3	2	5	4
Net deferral	(4)	(4)	(6)	(8)	(12)

Net periodic pension cost	(16)	(14)	(10)	(30)	(19)

(*)	Based on 2004 annual periodic pension cost.
In addition to benefits provided under the Pension Plan, accruals have been made relative to supplementary health care benefits extended in previous periods as part of early-retirement programs. Such accruals included in long-term liabilities totaled US$229 and US$215, at June 30, 2005 and December 31, 2004, respectively, plus US$44 and US$34, respectively, in current liabilities.

The cost recognized for the three-month ended June 30, 2005, March 31, 2005, and June 30, 2004 relative to the defined contribution element of the New Plan was US$2, in each period.

We previously disclosed in our consolidated financial statements for the year ended December 31, 2004, that we expected to contribute US$16 to our defined benefit pension plan in 2005. As of June 30, 2005, US$9 of our contributions have been made. We do not expect any change in our previous estimate.

9	Commitments and contingencies

(a)	At June 30, 2005, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$6, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	5	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None

	6

We expect no losses to arise as a result of the above guarantees. We charge a commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	We and our subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	June 30, 2005		December 31, 2004
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	256	127	221	109
Civil claims	204	95	185	72
Tax — related actions	814	390	473	341
Others	44	10	35	9

	1,318	622	914	531

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain income tax, revenue taxes, Value Added Tax and of the tax on checking account transaction – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are released to the prevailing party.

Contingencies settled in the three-month period ended June 30, 2005, March 31, 2005 and june 30, 2004 aggregated US$56, US$4 and US$14, respectively, and additional provisions aggregated US$44, US$14 and US$39, respectively.

In addition to the contingencies for which we have made provisions, we have possible losses in connection with tax contingencies totaling US$843 at June 30, 2005, for which, no provision is maintained.

(c)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide US$205, which represents half of the US$410 in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of June 30, 2005, the remaining contributions towards exploration and development activities totaled US$44. In the event that either of us wishes to conduct further exploration and development after having spent such US$205, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(d)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources.

On March 22, 2005 we declared a distribution on these “debentures” in the amount of US$3, paid as from April 1, 2005.

(e)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

	Three-month periods ended			Six-month periods
	(unaudited)			ended June 30
	June 30,	March 31,	June 30,
	2005	2005	2004	2005	2004
Environmental liabilities beginning of period	137	134	82	134	81
Accretion expense	10	4	4	14	6
Liabilities settled in the current period	(4)	—	—	(4)	—
Cumulative translation adjustment	16	(1)	(4)	15	(5)

Environmental liabilities end of period	159	137	82	159	82

10	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products — comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals, including potash, kaolin, copper and research of others minerals, mainly nickel.

Logistics — comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings — divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other business.

Consolidated net income and principal assets are reconciled as follows:
Results by segment — before eliminations (Unaudited)

	As of and for the three-month periods ended
	June 30, 2005							March 31, 2005							June 30, 2004
				Holdings							Holdings							Holdings
		Non							Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	3,539	206	17	422	—	(1,476)	2,708	2,059	153	20	445	—	(1,001)	1,676	1,875	81	22	398	—	(923)	1,453
Gross revenues — Domestic	679	42	318	81	—	(107)	1,013	386	49	228	93	—	(104)	652	364	35	219	47	—	(85)	580
Cost and expenses	(2,580)	(203)	(210)	(392)	(12)	1,583	(1,814)	(1,792)	(162)	(158)	(397)	—	1,105	(1,404)	(1,591)	(89)	(142)	(308)	—	1,008	(1,122)
Depreciation, depletion and amortization	(97)	(17)	(10)	(12)	—	—	(136)	(97)	(13)	(9)	(10)	—	—	(129)	(57)	(6)	(8)	(8)	—	—	(79)

Operating income (loss)	1,541	28	115	99	(12)	—	1,771	556	27	81	131	—	—	795	591	21	91	129	—	—	832
Financial income	78	—	11	3	1	(66)	27	69	1	8	2	—	(51)	29	63	—	2	20	1	(67)	19
Financial expenses	(159)	(4)	(4)	50	—	66	(51)	(129)	(1)	(3)	(10)	—	51	(92)	(139)	(2)	(5)	(26)	(1)	67	(106)
Foreign exchange and monetary gains (losses), net	201	3	(7)	107	—	—	304	(5)	3	—	—	—	—	(2)	(202)	(2)	(1)	(42)	2	—	(245)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	128	—	12	18	62	—	220	52	—	10	18	53	—	133	32	—	8	18	92	—	150
Income taxes	(390)	(1)	(5)	(40)	(1)	—	(437)	(67)	(2)	(5)	(39)	—	—	(113)	(87)	(4)	(1)	31	(3)	—	(64)
Minority interests	(105)	—	—	(99)	—	—	(204)	(24)	—	—	(28)	—	—	(52)	(31)	1	—	(52)	—	—	(82)

Net income	1,294	26	122	138	50	—	1,630	452	28	91	74	53	—	698	227	14	94	78	91	—	504

Sales classified by geographic destination:
Export market
America, except United States	334	—	11	81	—	(144)	282	216	—	11	106	—	(145)	188	172	—	18	41	—	(98)	133
United States	166	—	—	42	—	(89)	119	126	—	3	78	—	(109)	98	121	—	—	7	—	(70)	58
Europe	1,518	125	6	185	—	(685)	1,149	824	50	6	132	—	(359)	653	857	68	4	212	—	(435)	706
Middle East/Africa/Oceania	277	34	—	—	—	(75)	236	124	38	—	6	—	(51)	117	87	1	—	—	—	(19)	69
Japan	353	6	—	98	—	(133)	324	192	6	—	97	—	(79)	216	187	4	—	105	—	(99)	197
China	641	10	—	—	—	(220)	431	399	28	—	26	—	(174)	279	300	5	—	33	—	(135)	203
Asia, other than Japan and China	250	31	—	16	—	(130)	167	178	31	—	—	—	(84)	125	151	3	—	—	—	(67)	87

	3,539	206	17	422	—	(1,476)	2,708	2,059	153	20	445	—	(1,001)	1,676	1,875	81	22	398	—	(923)	1,453
Domestic market	679	42	318	81	—	(107)	1,013	386	49	228	93	—	(104)	652	364	35	219	47	—	(85)	580

	4,218	248	335	503	—	(1,583)	3,721	2,445	202	248	538	—	(1,105)	2,328	2,239	116	241	445	—	(1,008)	2,033

Assets:

Property, plant and equipment, net	7,511	1,478	827	1,572	126	—	11,514	6,192	1,403	690	1,255	1	—	9,541	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	525	46	52	153	1	—	777	368	29	42	109	—	—	548	165	62	153	35	1	—	416
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	597	—	75	207	629	—	1,508	466	—	66	217	473	—	1,222	330	—	56	195	385	—	966

Capital employed	6,468	1,001	827	1,079	22	—	9,397	5,275	918	682	975	(27)	—	7,823	4,307	679	449	816	26	—	6,277

Operating income by product – after eliminations (unaudited)

	As of and for the three-month periods ended
	June 30, 2005									March 31, 2005									June 30, 2004
				Value				Depreciation,					Value				Depreciation,					Value				Depreciation,
	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating	Revenues			added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	1,694	472	2,166	(81)	2,085	(682)	1,403	(87)	1,316	865	225	1,090	(30)	1,060	(529)	531	(84)	447	732	211	943	(38)	905	(394)	511	(55)	456
Pellets	462	107	569	(27)	542	(333)	209	(4)	205	267	74	341	(11)	330	(237)	93	(3)	90	251	68	319	(11)	308	(207)	101	—	101
Manganese	14	5	19	(1)	18	(14)	4	—	4	16	4	20	(2)	18	(9)	9	—	9	8	3	11	(2)	9	(7)	2	—	2
Ferroalloys	98	56	154	(14)	140	(96)	44	(5)	39	102	51	153	(14)	139	(82)	57	(3)	54	103	50	153	(13)	140	(72)	68	(3)	65

	2,268	640	2,908	(123)	2,785	(1,125)	1,660	(96)	1,564	1,250	354	1,604	(57)	1,547	(857)	690	(90)	600	1,094	332	1,426	(64)	1,362	(680)	682	(58)	624
Non ferrous
Potash	—	31	31	(2)	29	(15)	14	(2)	12	—	30	30	(3)	27	(14)	13	(2)	11	—	31	31	(6)	25	(13)	12	(1)	11
Kaolin	38	7	45	(1)	44	(24)	20	(6)	14	34	5	39	(2)	37	(20)	17	(10)	7	34	5	39	(1)	38	(21)	17	(4)	13
Copper	89	4	93	(1)	92	(44)	48	(9)	39	61	14	75	(3)	72	(40)	32	(8)	24	24	—	24	—	24	(4)	20	(2)	18

	127	42	169	(4)	165	(83)	82	(17)	65	95	49	144	(8)	136	(74)	62	(20)	42	58	36	94	(7)	87	(38)	49	(7)	42
Aluminum
Alumina	94	16	110	(11)	99	(95)	4	(6)	(2)	114	22	136	(8)	128	(98)	30	(6)	24	83	—	83	(4)	79	(66)	13	(5)	8
Aluminum	194	10	204	(1)	203	(93)	110	(6)	104	191	9	200	(1)	199	(90)	109	(4)	105	197	1	198	(1)	197	(67)	130	(3)	127
Bauxite	13	—	13	—	13	(12)	1	—	1	10	—	10	—	10	(9)	1	—	1	8	—	8	—	8	(8)	—	—	—

	301	26	327	(12)	315	(200)	115	(12)	103	315	31	346	(9)	337	(197)	140	(10)	130	288	1	289	(5)	284	(141)	143	(8)	135
Logistics
Railroads	—	232	232	(37)	195	(124)	71	(9)	62	—	159	159	(27)	132	(91)	41	(8)	33	—	153	153	(25)	128	(81)	47	(4)	43
Ports	—	60	60	(10)	50	(33)	17	—	17	—	46	46	(9)	37	(26)	11	(1)	10	—	45	45	(3)	42	(21)	21	(1)	20
Ships	12	12	24	(2)	22	(19)	3	(2)	1	15	12	27	(2)	25	(25)	—	—	—	10	12	22	(7)	15	(25)	(10)	(1)	(11)

	12	304	316	(49)	267	(176)	91	(11)	80	15	217	232	(38)	194	(142)	52	(9)	43	10	210	220	(35)	185	(127)	58	(6)	52
Others	—	1	1	3	4	(45)	(41)	—	(41)	1	1	2	(3)	(1)	(19)	(20)	—	(20)	3	1	4	(2)	2	(23)	(21)	—	(21)

	2,708	1,013	3,721	(185)	3,536	(1,629)	1,907	(136)	1,771	1,676	652	2,328	(115)	2,213	(1,289)	924	(129)	795	1,453	580	2,033	(113)	1,920	(1,009)	911	(79)	832

Results by segment — before eliminations (Unaudited)

	Six-month periods ended June 30,
	2005							2004
				Holdings							Holdings
		Non							Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	5.598	359	37	867	—	(2.477)	4.384	3,437	115	41	761	—	(1,658)	2,696
Gross revenues — Domestic	1.065	91	546	174	—	(211)	1.665	651	63	403	106	—	(155)	1,068
Cost and expenses	(4.372)	(365)	(368)	(789)	(12)	2.688	(3.218)	(2,960)	(142)	(270)	(612)	—	1,813	(2,171)
Depreciation, depletion and amortization	(194)	(30)	(19)	(22)	—	—	(265)	(135)	(12)	(15)	(16)	—	—	(178)

Operating (loss) income	2.097	55	196	230	(12)	—	2.566	993	24	159	239	—	—	1,415

Financial income	147	1	19	5	1	(117)	56	107	—	6	3	2	(87)	31
Financial expenses	(288)	(5)	(7)	40	—	117	(143)	(255)	(3)	(9)	(67)	(1)	87	(248)
Foreign exchange and monetary gains (losses), net	196	6	(7)	107	—	—	302	(234)	(2)	(6)	(48)	3	—	(287)
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	180	—	22	36	115	—	353	65	—	14	32	125	—	236
Income taxes	(457)	(3)	(10)	(79)	(1)	—	(550)	(141)	(4)	(3)	22	(3)	—	(129)
Minority interests	(129)	—	—	(127)	—	—	(256)	(45)	—	—	(64)	—	—	(109)

Net income	1.746	54	213	212	103	—	2.328	490	15	161	117	126	—	909

Sales classified by geographic destination:
Export market
America, except United States	550	—	22	187	—	(289)	470	330	—	33	111	—	(201)	273
United States	292	—	3	120	—	(198)	217	228	—	—	45	—	(136)	137
Europe	2.342	175	12	317	—	(1.044)	1.802	1,516	90	8	361	—	(747)	1,228
Middle East/Africa/Oceania	401	72	—	6	—	(126)	353	176	1	—	—	—	(45)	132
Japan	545	12	—	195	—	(212)	540	337	12	—	185	—	(166)	368
China	1.040	38	—	26	—	(394)	710	538	9	—	59	—	(232)	374
Asia, other than Japan and China	428	62	—	16	—	(214)	292	312	3	—	—	—	(131)	184

	5.598	359	37	867	—	(2.477)	4.384	3,437	115	41	761	—	(1,658)	2,696
Domestic market	1.065	91	546	174	—	(211)	1.665	651	63	403	106	—	(155)	1,068

	6.663	450	583	1.041	—	(2.688)	6.049	4,088	178	444	867	—	(1,813)	3,764

Assets:

Property, plant and equipment, net	7.511	1.478	827	1.572	126	—	11.514	4,542	1,020	483	826	1	—	6,872
Additions to Property, plant and equipment	1.007	75	94	262	—	—	1.438	322	133	285	57	—	—	797
Investments in affiliated companies and joint ventures and other investments, net of provision for losses	597	—	75	207	629	—	1.508	330	—	56	195	385	—	966

Capital employed	6.468	1.001	827	1.079	22	—	9.397	4,307	679	449	816	26	—	6,277

Operating income by product – after eliminations (unaudited)

	Six-month periods ended June 30,
	2005									2004
	Revenues			Value				Depreciation,		Revenues			Value				Depreciation,
				added	Net	Cost and		depletion and	Operating				added	Net	Cost and		depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income	Export	Domestic	Total	tax	revenues	expenses	Net	amortization	income
Ferrous
Iron ore	2,559	697	3,256	(111)	3,145	(1,204)	1,941	(178)	1,763	1,384	385	1,769	(61)	1,708	(779)	929	(125)	804
Pellets	729	181	910	(38)	872	(570)	302	(7)	295	434	120	554	(19)	535	(379)	156	(3)	153
Manganese	30	9	39	(3)	36	(23)	13	—	13	14	6	20	(3)	17	(14)	3	—	3
Ferroalloys	200	107	307	(28)	279	(178)	101	(8)	93	194	81	275	(21)	254	(158)	96	(7)	89

	3,518	994	4,512	(180)	4,332	(1,975)	2,357	(193)	2,164	2,026	592	2,618	(104)	2,514	(1,330)	1,184	(135)	1,049

Non ferrous
Potash	—	61	61	(5)	56	(29)	27	(4)	23	—	54	54	(9)	45	(22)	23	(3)	20
Kaolin	72	12	84	(3)	81	(51)	30	(9)	21	68	10	78	(3)	75	(43)	32	(7)	25
Copper	150	18	168	(4)	164	(84)	80	(17)	63	24	—	24	—	24	(4)	20	(2)	18

	222	91	313	(12)	301	(164)	137	(30)	107	92	64	156	(12)	144	(69)	75	(12)	63

Aluminum
Alumina	208	38	246	(19)	227	(193)	34	(12)	22	181	6	187	(9)	178	(156)	22	(9)	13
Aluminum	385	19	404	(2)	402	(183)	219	(10)	209	347	12	359	(1)	358	(121)	237	(7)	230
Bauxite	23	—	23	—	23	(21)	2	—	2	23	—	23	—	23	(21)	2	—	2

	616	57	673	(21)	652	(397)	255	(22)	233	551	18	569	(10)	559	(298)	261	(16)	245

Logistics
Railroads	—	391	391	(64)	327	(215)	112	(17)	95	—	286	286	(44)	242	(147)	95	(12)	83
Ports	—	106	106	(19)	87	(59)	28	(1)	27	—	83	83	(6)	77	(44)	33	(2)	31
Ships	27	24	51	(4)	47	(44)	3	(2)	1	21	21	42	(10)	32	(52)	(20)	(1)	(21)

	27	521	548	(87)	461	(318)	143	(20)	123	21	390	411	(60)	351	(243)	108	(15)	93
Others	1	2	3	—	3	(64)	(61)	—	(61)	6	4	10	(2)	8	(43)	(35)	—	(35)

	4,384	1,665	6,049	(300)	5,749	(2,918)	2,831	(265)	2,566	2,696	1,068	3,764	(188)	3,576	(1,983)	1,593	(178)	1,415

11	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative instruments. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (the quarterly information is unaudited):

	Interest
	rates
	(LIBOR)	Currencies	Gold	Alumina	Aluminum	Total
Unrealized gains (losses) at April 1, 2005	(12)	3	(31)	(50)	(113)	(203)
Financial settlement	4	—	2	9	9	24
Unrealized gains (losses) in the period	—	(1)	3	24	59	85
Effect of exchange rate changes	(1)	—	(4)	(5)	(9)	(19)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	3	—	2	8	10	23
Unrealized gains (losses) in the period	2	(1)	3	(3)	4	5
Effect of exchange rate changes	—	—	1	—	—	1

Unrealized gains (losses) at March 31, 2005	(12)	3	(31)	(50)	(113)	(203)

Unrealized gains (losses) at April 1, 2004	(48)	1	(37)	(36)	(43)	(163)
Financial settlement	11	—	1	—	—	12
Unrealized gains (losses) in the period	5	—	9	4	4	22
Effect of exchange rate changes	2	—	2	2	2	8

Unrealized gains (losses) at June 30, 2004	(30)	1	(25)	(30)	(37)	(121)

Unrealized gains (losses) at January 1, 2005	(17)	4	(37)	(55)	(127)	(232)
Financial settlement	7	—	4	17	19	47
Unrealized gains (losses) in the period	2	(2)	6	21	63	90
Effect of exchange rate changes	(1)	—	(3)	(5)	(9)	(18)

Unrealized gains (losses) at June 30, 2005	(9)	2	(30)	(22)	(54)	(113)

Unrealized gains (losses) at January 1, 2004	(46)	5	(32)	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	14	(2)	1	—	—	13
Unrealized gains (losses) in the period	(1)	(2)	4	(14)	(19)	(32)
Effect of exchange rate changes	3	—	2	2	2	9

Unrealized gains (losses) at June 30, 2004	(30)	1	(25)	(30)	(37)	(121)

Unrealized gains (losses) in the period are included in our income statement under the caption of financial expenses and foreign exchange on liabilities.

Final maturity dates for the above instruments are as follows:

Interest rates (LIBOR)	October 2007
Currencies	December 2011
Gold	December 2008
Alumina	December 2008
Aluminum	December 2008
* * *

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: August 16, 2005	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer